Apollo Gold Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Six Months Ended June 30, 2004	Years ended December 31,
		2003	2002

Net loss	$(7,921)	$(2,186)	$(3,051)
Add: Fixed Charges	207	544	991

Earnings, as defined	$(7,714)	$(1,642)	$(2,060)

Interest Expense	207	544	991

Total Fixed Charges (1)	207	544	991

Deficiency of Earnings to Cover Fixed Charges	$(7,921)	$(2,186)	$(3,051)

(1) The company does not have any of the following items: amortized premiums, discounts and capitalized expenses related to indebtedness, interest within real estate expenses, or preference security dividends